LIST OF SIGNIFICANT SUBSIDIARIES, EXHIBIT 21.1

Subsidiary Name	State of Incorporation
Duesenberg Malaysia Sdn Bhd.	Malaysia
Duesenberg Technologies Evolution Ltd	Hong Kong
Duesenberg Inc.	Nevada
Duesenberg Heritage LLC	Nevada